02045043

JUN 28 2002

EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR JUNE 28, 2002

Telekom Austria AG
(Exact name of Registrant as specified in its charter)

Telekom Austria, Incorporated
(Translation of Registrant's name into English)

PROCESSED
JUL 18 2002
THOMSON
FINANCIAL

Schwarzenbergplatz 3
1010 Vienna, Austria
(011) 43 590-5910
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F_X_ FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO_X_

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELEKOM AUSTRIA AG

TABLE OF CONTENTS

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K contains certain forward-looking statements. Actual operational and financial results may differ materially from Telekom Austria's expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include the level of demand for telecommunications services or equipment, particularly with regard to access lines, traffic, bandwidth and new products; competitive forces in liberalized markets, including pricing pressures, technological developments, alternative routing developments and new access technologies, and our ability to retain market share in the face of competition from existing and new market entrants; the effects of our tariff reduction or other marketing initiatives; the regulatory developments and changes, including with respect to the levels of tariffs, the terms of interconnection, unbundling of access lines and international settlement arrangements; our ability to achieve cost savings and realize productivity improvements; the success of new business, operating and financial initiatives, many of which involve start-up costs, and new systems and applications, particularly with regard to the integration of service offerings; our ability to secure the licenses we need to offer new services and the cost of these licenses and related network infrastructure build-outs; the progress of our domestic and international investments, joint ventures and alliances, including the strategic partnership with Telecom Italia and its subsidiaries; the impact of our new business strategies and transformation program; the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital expenditures; the outcome of litigation in which we are involved; the level of demand in the market for our shares which can affect our business strategies; changes in the law including with respect to regulatory, civil servants and social security law, including pensions and tax law; and general economic conditions, government and regulatory policies, and business conditions in the markets we serve. The ability to achieve the projected results are also subject to the general risks associated with the Company's business, as described in its previously filed Registration Statement and Annual Report on Form 20-F.

ITEM 1

Telekom Austria Group

Shareholder Information

Release of Bonus Shares – Increase of Free Float of Telekom Austria AG by 0.6 Percentage Points

Vienna, June 27, 2002: Telekom Austria AG (VSE: TKA, NYSE: TKA) today announced the release by the Austrian Industrieholding AG (ÖIAG) of a total of 3,175,755 bonus shares booked in the preferential offering period.

In line with the retail offering of November 2000, ÖIAG has granted a bonus share for every 10 shares (up to a maximum of 100 bonus shares) to each retail investor who has ordered up to 1,000 shares in Telekom Austria AG through an Austrian bank during the preferential offering period and has held them until the end of the annual general meeting for the financial year 2001, which took place on June 12, 2002.

This means a change in the shareholders' structure of Telekom Austria AG. The ÖIAG stake will decrease by 0.6 percentage points and the free float percentage will increase by 0.6 percentage points.

Shareholders' structure upon emission of bonus shares as of June 27, 2002:

Shareholders	Total ordinary shares	stake in %
ÖIAG	235,907,180	47.2%
Telecom Italia International N.V.	148,917,065	29.8%
Free float (incl. employees)	115,175,755	23.0%
Total Shares	**500,000,000**	**100.0%**

Contact:

Hans Fruhmann
Telekom Austria AG
Investor Relations,
Tel.: +43 (0) 590591-20917
E-mail: hans.fruhmann@telekom.at

ITEM 2

Telekom Austria Group

Shareholder Information

Telekom Austria Group: Acquisition of TIM's Stake in Mobilkom Austria Concluded

Vienna, June 28, 2002: Telekom Austria (VSE: TKA, NYSE: TKA) announced today it has completed the acquisition of Telecom Italia Mobile's 25% stake in Mobilkom Austria.

Telekom Austria acquired Telecom Italia Mobile (TIM)'s 25% stake in Mobilkom Austria through the 100% acquisition of Autel, a wholly owned subsidiary of TIM, for a total consideration of EUR 716million, of which EUR 26million represents the dividend for the fiscal year 2001. The consideration was financed through credit facilities available in the Austrian domestic bank market.

The transaction simplifies Telekom Austria Group's corporate structure and provides full access to Mobilkom Austria's cash flows. The acquisition of Mobilkom Austria is the first step in a gradual and co-ordinated exit of Telecom Italia from Telekom Austria Group and further privatisation steps of ÖIAG.

In addition, Boris Nemsic, the CEO of Mobilkom Austria, will join Telekom Austria's Management Board alongside Heinz Sundt, Stefano Colombo and Rudolf Fischer. This move reflects Mobilkom Austria's increased importance within the Telekom Austria Group as a 100% owned subsidiary.

Contact:

Hans Fruhmann
Telekom Austria AG
Investor Relations,
Tel.: +43 (0) 590591-20917
E-mail: hans.fruhmann@telekom.at

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEKOM AUSTRIA AG

By:
Name: Heinz Sundt
Title: Chief Executive Officer

By:
Name: Stefano Colombo
Title: Chief Financial Officer

Date: 28.6.2002